For immediate release	Exhibit No. 99.1

FAIRMONT ANNOUNCES SALE OF VANCOUVER LAND TO WESTBANK
- Strengthens distribution with new management contract -

TORONTO, September 15, 2005 - Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) and Westbank, a Vancouver-based developer in partnership with Peterson Investment Group, today announced they have entered into a purchase and sale agreement for undeveloped land located in Coal Harbour, downtown Vancouver. Westbank has agreed to purchase the land for $58 million (C$68 million) from a joint venture 75% owned by FHR. Westbank plans to develop a hotel and residential condo project on the site. FHR has also entered into a long-term agreement to manage the hotel. The closing date for the land sale is anticipated to be no later than November 30, 2006.

Located across from the existing Vancouver Convention Center and adjacent to its planned expansion site, this development will include a 415-room luxury hotel and 200 residential condos. The hotel is expected to open in mid-2009, shortly after the expansion of the Vancouver Convention Center and before the 2010 Olympics. The hotel will be branded a Fairmont hotel and will showcase prime views of Stanley Park, the harbor skyline and North Shore Mountains.

“This real estate transaction completes the sale of the last significant block of undeveloped land in Vancouver and furthers Fairmont’s strategy of expanding our management portfolio,” said William Fatt, FHR’s CEO, “This latest hotel will build on Fairmont’s strong existing presence throughout Vancouver while strengthening the top segment of the market in a key gateway city.”

FHR currently expects to recognize a gain of approximately $25 - $30 million (C$30 - C$36 million) on the land sale.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Westbank
Westbank is a multi-disciplined developer with projects completed or underway with a value of over C$2.8 billion. Westbank has a mixed portfolio of office, retail, hotel and residential properties with over 9.2 million sq. ft. and includes the recently completed Shaw Tower. Westbank and Peterson are currently developing the Shangri-La tower in Vancouver, a 642,000 sq ft mixed use building, which will include residential and hotel uses with Shangri-La Hotels & Resorts as the hotel operator. In addition, Westbank, in partnership with Peterson, was recently chosen by the City of Vancouver to redevelop the former Woodwards store site into a comprehensive development including market, non-market, retail and institutional uses.

Contact:	Investors
Media	Denise Achonu
Laura Fairweather	Executive Director Investor Relations
Executive Director Public Relations	Tel: 416.874.2485
Tel: 416.874.2404	Email: investor@fairmont.com
Email: communication@fairmont.com	Website: www.fairmont.com/investor
Website: www.fairmont.com